[Letter head]

June 30, 2009	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Registration Statement on Form S-3
Filed June 17, 2009
File No. 333-160047

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Amendment No. 1 to Form S-3 (the “Amended Form S-3”).

The Amended Form S-3 incorporates changes responsive to the comment set forth in the Commission’s letter to the Company dated June 24, 2009.  For your convenience, we have repeated the comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Amended Form S-3.

Form S-3

Selling Stockholders, page 21

1.                                      Please provide a brief discussion of the transactions in which the shares being registered for resale were sold to the selling stockholders.

Response:  We have supplemented the disclosure appearing on page 21 of the Amended S-3 to provide a summary description of the transactions in which the shares being registered for resale were sold to the selling stockholders.

In conclusion, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2181.

Very truly yours,

/s/ COREY G. PRESTIDGE

Corey G. Prestidge
General Counsel & Secretary

CGP:cgp

cc:	Michael McGowan
Nandini Acharya
United States Securities and Exchange Commission